VIA EDGAR

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	WP Trust, File No. 811-23086 (the “Trust”)

Dear Ladies and Gentlemen:

At the request of Ms. Marianne Dobelbower of the Division of Investment Management, we are submitting this letter on behalf of our client, the Trust, to the Securities and Exchange Commission (the “Commission”) as correspondence. This letter contains the Trust’s response to written comments received from Ms. Dobelbower on September 10, 2015 in connection with the review of the Trust’s Registration Statement on Form N-1A, filed electronically on August 11, 2015. Set forth below is a summary of the comments received from Ms. Dobelbower and the Trust’s responses thereto.

Prospectus

WP Smaller Companies Income Plus Fund

Fee Table

1.            Comment: Please add the footnote required by Item 3, Instruction 3(f)(vi), which states that a new fund should base the AFFE on assumptions as to the specific acquired funds in which the fund expects to invest. Disclose in a footnote that AFFE is based on estimated amounts for the current fiscal year.

Response: The requested change has been made.

Example

Marianne Dobelbower
WP Trust
December 22, 2015
2.            Comment: Please revise the example disclosure to be consistent with Item 3, Instruction 6(b), i.e., that only year one and year three should be included.

Response: The requested change has been made.

Principal Investment Strategy

3.            Comment: On Page 1, you state that “the Fund may invest up to 80% of its net assets in unaffiliated mutual funds and exchange-traded funds (ETFs) that invest primarily in securities of small-capitalization issuers (“Underlying Small-Cap Funds”).” Please revise this policy to provide that the Fund will invest at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes in securities of smaller companies. See Rules 35d- 1(a)(2)(i) and 35d-1(d)(2) under the Investment Company Act of 1940 (the “1940 Act”).

Response: The requested change has been made.

4.            Comment: In the first paragraph on page 2, the prospectus states that the fund will “seek to produce income…and total return through an options strategy.” The fourth, fifth and sixth paragraphs on page 2 describe certain options strategies, however it is unclear how these strategies will be used to meet the fund’s investment objective. Please revise the disclosure accordingly. Please also clarify the following: (1) when put/call options will be purchased or written; (2) on which products the options will be purchased or written; and (3) the fund’s exposure.

Response: The disclosure has been revised as requested. The following language has been added:

•	The Adviser generally sells call options to provide the income component of the options strategy described in the Fund’s investment objective;
•	The Adviser generally will sell put options to increase, and purchase put options to protect, the total return component of the options strategy described in the Fund’s investment objective;
•	The Adviser will generally buy and sell options linked to either the Russell 2000 index (e.g., IWM) or the S&P 500 index (e.g., SPY); and
•	The Fund’s exposure to options is expected to be between 10-20% of the Fund’s net assets.

5.            Comment: On page 2, the prospectus states, “The portfolio managers will strategically allocate the Smaller Companies Fund’s resources to the Underlying Small-Cap Funds or positions, the options strategy and liquid assets, as the portfolio managers deem appropriate to perform well over a market cycle.” Please explain the meaning of the terms “or positions” and “liquid assets.” This sentence also seems to indicate that the Fund will invest directly in certain securities. If this is part of the Fund’s principal strategy, please disclose.

Marianne Dobelbower
WP Trust
December 22, 2015
Response: The Adviser’s principal investment strategy is limited to investment in the Underlying Small-Cap Funds and the options strategy. Direct investment in “positions” and “liquid assets” are not a principal investment strategy of the Fund, and therefore that disclosure has been removed.

6.            Comment: On page 2, the prospectus states, “The portfolio managers select the Underlying Small-Cap Funds based on the following criteria…issues in the Underlying Small-Cap Funds’ portfolio.” Please clarify what is meant by “issues in the Underlying Small-Cap Funds’ portfolio.” Please disclose all factors considered in selecting any investment for the Fund.

Response: The Adviser’s principal investment strategy is limited to investment in the Underlying Small-Cap Funds and the options strategy. Direct investment in “positions” and “liquid assets” are not a principal investment strategy of the Fund, and therefore that disclosure has been removed. The Adviser believes it has provided the relevant factors in selecting investments for the Fund.

7.            Comment: On page 2, the last paragraph states, “The Smaller Companies Fund seeks to avoid or minimize the effects of inflation on the portfolio.” Please disclose how the Fund intends to achieve this.

Response: The referenced disclosure has been removed by the Adviser.

8.            Comment: On page 3, the prospectus states, “The Smaller Companies Fund’s investments in the types of securities and other investments described in this prospectus vary from time to time, and, at any time, the Smaller Companies Fund may not be invested in all of the types of securities and other investments described in this prospectus.” Please ensure the type or types of securities in which the Fund principally invests are noted in the prospectus. See Item 4(a).

Response: The types of securities in which the Fund principally invests have been included in the “Principal Investment Strategy” section of the prospectus.

9.            Comment: On page 3, the prospectus states, “The Smaller Companies Fund may also invest in securities and other investments not described in this prospectus.” Please disclose any additional principal strategies and investments that the Fund intends to pursue and any attendant risks in the prospectus.

Response: The types of securities in which the Fund principally invests and their attendant risks have been included in the appropriate sections of the prospectus.

Principal Risks

10.        Comment: On Page 3, the prospectus states that the Fund may place uninvested cash in money market mutual funds. Please disclose if the use of money market investments is a principal strategy of the fund, or if they may be used only for temporary or defensive purposes.

Marianne Dobelbower
WP Trust
December 22, 2015
Response: The Fund does not invest in cash or other liquid assets as a principal investment strategy; rather, any investment in money market mutual funds is for temporary purposes.

11.        Comment: On page 3, please define a “non-diversified” fund.

Response: The requested change has been made.

12.        Comment: On page 4, please restate the options strategy risk in plain English. We note that this risk factor refers primarily to options on the S&P 500 index which suggests that the Fund only intends to buy and sell options on the S&P 500 index. Please revise the investment strategy to reflect this or revise this risk factor to discuss the risks associated with the other types of options in which the Fund may invest.

Response: The requested change has been made.

Performance Table

13.        Comment: Revise the performance disclosure to include narrative required by Item 4(b)(2)(i), Instruction 1(b).

Response: The requested change has been made.

WP International Companies Income Plus Fund

14.        Comment: Please review all comments provided for the WP Smaller Companies Income Plus Fund, and note their applicability to the International Companies Fund. Please revise the International Companies Fund disclosure accordingly.

Response: The requested changes have been made.

Principal Investment Strategy

15.        Comment: The fund’s name includes the term international. Please expressly describe how the fund will “invest [its] assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the fund could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

Response: The International Companies Income Plus Fund will principally invest in unaffiliated mutual funds and exchange-traded funds (ETFs) that invest primarily in securities of international issuers (“Underlying International Funds”) and the options strategy. For example, the Fund may invest in an open-end mutual fund or ETF linked to the MSCI EAFE Index, which is a stock market index that is designed to measure the equity market performance of developed markets outside of the U.S. & Canada.

Marianne Dobelbower
WP Trust
December 22, 2015
The Adviser intends to invest in unaffiliated mutual funds and ETFs that do not invest principally in the United States.

Principal Risks

16.        Comment: The disclosure states the Fund may invest in securities of issuers in a single country or a limited number of countries. Disclose supplementally whether the fund intends to concentrate its investments in a single country or a limited number of countries. If so, please consider if the name “international” would be misleading.

Response: The Adviser does not intend to invest in securities of issuers in a single country or a limited number of countries; therefore, the disclosure has been updated accordingly.

WP Income Plus Fund

17.        Comment: Please review all comments provided for the WP Smaller Companies Income Plus Fund, and note their applicability to the Income Fund. Please revise the Income Fund disclosure accordingly.

Response: The requested changes have been made.

Principal Investment Strategy

18.        Comment: The Markit iBoxx USD Liquid High Yield Index represents “sub-investment grade” products. Please explain if there is a difference between sub-investment grade and below investment grade products. Please revise the principal investment strategy to reflect that the Income Fund will investment primarily in “sub-investment” grade products, or revise the referenced index. Please include a statement that high-yield lower rated debt securities are commonly referred to as “junk bonds” and are considered speculative.

Response: The requested changes have been made.

19.        Comment: Disclose the maturities and credit ratings of the bonds in which the Fund or the underlying funds may invest. If the Fund can invest in bonds of any maturity or credit rating, provide disclosure to that effect. In addition, please clarify to what extent the Fund will invest directly in fixed-income securities and revise the disclosure to emphasize the risks of such securities.

Response: The Income Plus Fund will principally invest in unaffiliated mutual funds and exchange-traded funds (ETFs) that invest primarily in investment grade and sub-investment grade (‘high yield”) debt securities (“Underlying Bond Funds”) and the options strategy. The Adviser does not intend to invest directly in fixed income securities; however, the Fund will invest in Underlying Bond Funds that may have any maturity or credit rating. For this reason, disclosure related to the Markit iBoxx USD Liquid High Yield Index has been removed.

Marianne Dobelbower
WP Trust
December 22, 2015
20.        Comment: The Markit iBoxx USD Liquid High Yield Index fact sheet indicates that only corporate debt issuers are eligible for inclusion in the fund. Government debt, quasi-sovereign debt, and debt guaranteed or backed by governments is not eligible. Please revise the principal strategy to accurately reflect the type of fixed-income securities in which the Fund will invest.

Response: The Income Plus Fund will principally invest in Underlying Bond Funds and the options strategy. The Underlying Bond Funds may include unaffiliated mutual funds and ETFs that invest primarily in bonds, U.S. Treasury and agency securities, and mortgage-backed and asset-backed securities. Further, options may be written on various indices (including the Markit iBoxx USD Liquid High Yield Index and the S&P 500 Index) as well as direct issuance of corporate and governmental issuers.

Principal Risks

21.        Comment: On page 13, the fund includes liquidity risk and states that “certain restricted securities require special registration, liabilities and costs, and could pose valuation difficulties.” Please describe in the principal investment strategy section the types of restricted securities in which the fund intends to invest.

Response: Upon review, the Adviser confirms that only exchange traded, liquid securities will be purchased by the Fund. The Fund’s disclosure has been updated accordingly.

22.        Comment: Add risk disclosure regarding the Fund’s investments in securities rated below investment- grade and include disclosure that such securities are also known as “junk bonds” and are speculative in nature.

Response: The requested changes have been made.

Investment Objective, Strategies, Risks and Portfolio Holdings

23.        Comment: Disclose any policy to concentrate in securities of issuers in a particular industry or group of industries. See instruction 4 to Item 9(b)(1) of Form N-1A.

Response: The Adviser does not, for any Fund, intend to concentrate in securities of issuers in a particular industry or group of industries.

24.        Comment: The disclosure states, “As a non-diversified investment company, a Fund may hold a small number of equity securities, but in no event fewer than 12, which is the minimum number of companies a non-diversified investment company regulated under the Investment Company Act of 1940 (the “1940 Act”) may invest in.” Please provide the legal analysis for this statement.

Marianne Dobelbower
WP Trust
December 22, 2015
Response: The disclosure has been updated for each Fund to read: “The Fund is classified as a non-diversified investment company within the meaning of the 1940 Act, which means that the Fund is not limited by the 1940 Act with respect to the proportion of its assets that the Adviser may invest in securities of a single issuer.”

25.        Comment: On page 20, the disclosure states that “each Fund may, from time to time, have a high portfolio turnover.” If any of the Funds expects to have portfolio turnover in excess of 100, disclose the attendant risk as a principal risk. Please also disclose in plain English why the Funds’ options strategy will result in portfolio turnover.

Response: The Adviser intends, as part of each Fund’s option strategy, to update and rebalance the Fund’s options holdings on a monthly basis. The Fund’s “long” portfolio holdings are not expected to trade with this level of frequency; however, the options’ trading is expected to lead to a portfolio turnover rate for each Fund in excess of 100%. Portfolio turnover has been added as a principal risk for each Fund.

26.        Comment: Explain the tax consequences to shareholders of increased portfolio turnover, and how the tax consequences of, or trading costs associated with, a Fund’s portfolio turnover may affect the Fund’s performance. See Instruction 7 to Item 9(b)(1) of Form N-1A.

Response: The requested changes have been made.

Principal Risks of Investing in each Fund

27.        Comment: On p. 20, the disclosure states that the Small Companies Fund may be limited to holding up to 25% of an ETF’s total outstanding stock if it receives exemptive relief from the Commission. Please disclose if the Fund intends to seek exemptive relief and disclose that it may not be granted. If the Fund does not intend to seek exemptive relief, please delete this disclosure.

Response: The referenced disclosure has been deleted.

28.        Comment: On page 22, the Fund discloses general derivatives risk. If the Funds intend to invest in derivatives other than options, please disclose each type of derivative as an investment strategy in the prospectus and clarify for what purposes derivatives will be used. See Letter from Barry Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, Esq., General Counsel, Investment Company Institute, dated July 30, 2010.

Response: Each Fund will invest only in exchange traded options.

Management

29.        Comment: Include the disclosure required by Item 10(a)(1)(i) by describing the investment adviser’s experience as an investment adviser.

Marianne Dobelbower
WP Trust
December 22, 2015
Response: The requested changes have been made.

Administration

30.        Comment: Supplementally confirm that each of the “certain expenses” identified on page 34 of the prospectus will be included in the “other expenses” line of the fee table. See Instruction 3(c)(i) of Item 3.

Response: The Adviser so confirms.

Investing in the Funds

31.        Comment: As it relates to the International Fund, please disclose that the NAV of the Fund's shares may change on days when shareholders will not be able to purchase or redeem the Fund's shares as required by Instruction 2 to Item 11(a)(3).

Response: The requested changes have been made.

Disruptive Trading and Market Timing

32.        Comment: Item 11(e) of Form N-1A requires a fund whose board has adopted policies and procedures with respect to frequent purchases and redemptions of fund shares to describe each of these policies, procedures, and restrictions with specificity (e.g., any restrictions on the volume or number, any exchange fee or redemption, any minimum holding period, any restrictions imposed on exchange or purchases submitted by, among other things, overnight delivery, and any right of the fund to reject, limit, delay or impose other conditions on exchanges or purchases). Please revise this disclosure to describe the funds’ policies and procedures with such specificity.

Response: The Board has not adopted separate, specific policies and procedures with respect to frequent purchases and redemptions of fund shares.

Other Important Information

33.        Comment: Include the disclosure required by Item 11(f)(1)(i) and (iii) relating to tax consequences of investing in the Fund.

Response: The Adviser believes that the current disclosure is responsive to Item 11(f)(1)(i); the requested changes have been made related to Item 11(f)(1)(iii).

Statement of Additional Information

Investment Objectives Policies and Risks

Marianne Dobelbower
WP Trust
December 22, 2015
34.        Comment: We note that several types of investments, techniques, and risks described in the SAI are not mentioned in the prospectus. To the extent that the Fund intends to invest in such investments, use techniques, or has risks that might materially affect the performance of the Fund or the decision of an investor to purchase its shares, such investments, techniques, and risks should be discussed in the prospectus as a principal investment strategy. For example, investments in common stock, futures contracts, foreign currency options, emerging markets, real estate securities, reverse repurchase agreements, securities lending, mortgage backed securities, structured notes, and asset-backed securities are not identified as part of the Funds’ principal investment strategies. Please review each strategy identified in the SAI, confirm if it will be an investment used by the Fund, and revise the prospectus and SAI accordingly.

Response: Each principal investment strategy and type of investment to be used by the Adviser in managing the Funds has been disclosed in the respective Fund’s prospectus. As appropriate, the Adviser may invest in one or more of the instruments listed in the SAI for one or more of the Funds, but not as a principal investment strategy.

35.        Comment: On page 4, the SAI states the fund may sell “naked” call and put options. If this is a principal strategy, please disclose in the prospectus.

Response: The Adviser does not intend to sell “naked” call and put options as a principal investment strategy for any of the Funds.

36.        Comment: On page 5, paragraph 2, the disclosure states that “A call option is also covered if the Funds hold a call on the same index or security as the call written…” Insert the word "separate" so the sentence reads, “A call option is also covered if the Funds hold a separate call on the same index or security as the call written.”

Response: The requested change has been made.

37.        Comment: On page 9, the Fund discloses the risks of investing in emerging markets. Disclose the method by which the Fund determines whether a country is an emerging market. For example, one method could be an independent third party list such as FTSE, MSCI, or S&P emerging market lists.

Response: The requested changes have been made.

38.    Comment: On page 16, please state more specifically how the Fund may use reverse repurchase agreements and delete the statement that the fund “may also be involved” with them. Please also disclose the maximum percentage that a Fund may engage in reverse repurchase agreements, expressed as a percentage of total assets. Please also confirm supplementally that the Fund will comply with the staff’s positions on asset segregation with respect to reverse repurchase agreements. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979).

Marianne Dobelbower
WP Trust
December 22, 2015
Response: The requested changes have been made. Further, the Funds will comply with the staff’s positions on asset segregation with respect to reverse repurchase agreements

39.        Comment: Please revise the disclosure to include the experiences, qualifications and attributes of each Trustee that led to the conclusion that the person should serve as a Trustee in accordance with Item 17(b)(10) of Form N-1A.

Response: The requested changes have been made.

40.        Comment: Item 17(e) of Form N-1A requires a brief statement disclosing whether the codes of ethics adopted by a fund’s investment adviser and principal underwriter, “permit personnel subject to the codes to invest in securities, including securities that may be purchased or held by the Fund.” Please revise the disclosure concerning the Fund’s code of ethics to comply with this requirement.

Response: The requested changes have been made.

************

Marianne Dobelbower
WP Trust
December 22, 2015
Notwithstanding the Staff’s comments, the Trust acknowledges that:

1.	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact the undersigned at (513) 629-2750. Thank you in advance for your consideration.

Very truly yours,

/s/ Matthew A. Swendiman

Matthew A. Swendiman,
On behalf of WP Trust

cc:	Ms. Marianne Dobelbower
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Mr. Charles S. Stoll
Winning Points Advisors, LLC
129 NW 13th Street, Suite D26
Boca Raton, FL 33432